================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              IVC INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    45070M101
                                 --------------
                                 (CUSIP Number)

                                 Gary J. Knauer
                        American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 938-8000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 19, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                  SCHEDULE 13D
CUSIP No. 45070M101

--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         American Claims Evaluation, Inc.
         EIN #11-2601199
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               /_/
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
                       7)       SOLE VOTING POWER
      NUMBER OF                 133,861
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       8)       SHARED VOTING POWER
      OWNED BY                  None
        EACH           ---------------------------------------------------------
      REPORTING        9)       SOLE DISPOSITIVE POWER
     PERSON WITH                133,861
                       ---------------------------------------------------------
                       10)      SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         133,861
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  /_/
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.4%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

         American Claims Evaluation, Inc. ("American Claims") hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on December 22, 1999 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of IVC Industries, Inc., a Delaware corporation (the "Company").

"Item 5. Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  As of January 19, 2000, the aggregate number of the Company's shares of Common Stock beneficially owned by American Claims is 133,861, constituting approximately 6.4% of the shares of Common Stock outstanding, based upon the 2,088,092 shares of Common Stock reported by the Company to be issued and outstanding.

         Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  American Claims has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 133,861 shares of Common Stock.

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Other than as set forth in American Claims' original filing and as described below, there were no transactions in the Company's Common Stock effected by American Claims during the past sixty days. All of the transactions set forth below were effected in the open market:

Type of Transaction        No. of Shares       Trade Date       Price Per Share
-------------------        -------------       ----------       ---------------
Purchase                   10,000              12/30/99         $4.84375
Purchase                   10,000              01/06/00         $4.84375
Purchase                    2,602              01/19/00         $5.156249

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2000                          AMERICAN CLAIMS EVALUATION, INC.



                                                By: /s/ Gary J. Knauer
                                                    -------------------------
                                                    Gary J. Knauer
                                                    Treasurer, Secretary and
                                                    Chief Financial Officer